Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Capital Senior Living Corporation for the registration of up to $150,000,000 of debt securities, common stock, preferred stock, depositary shares, warrants, rights, purchase contracts, and units and to the incorporation by reference therein of our reports dated March 31, 2020, with respect to the consolidated financial statements of Capital Senior Living Corporation, and the effectiveness of internal control over financial reporting of Capital Senior Living Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

April 9, 2020